

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 038, LLC
497 Broome Street
New York, NY 10013

> **Re: Masterworks 038, LLC**
> **Offering Statement on Form 1-A**
> **Filed January 25, 2021**
> **Amended Offering Statement**
> **Filed February 19, 2021**
> **File No. 024-11422**

Dear Mr. Goldstein:

We have reviewed your initial and amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed January 25, 2021 and Form 1-A/A Filed February 19, 2021

General

1. We note that you are placing ads on certain websites, such as Quora.com in which you state, among other things, that your site gives investors "access to buy and sell fractional investments in painting by blue-chip artists with 10-25% historical appreciation." Please tell us how these ads are consistent with your ability to solicit interest pursuant to Rule 255 of Regulation A. Also, tell us how you believe it is appropriate to cite to returns of 10-25% on your investment platform. In this regard, we note your disclosure that "[you] intend to hold the Painting for an extended period of time," and the Class A shares are "unsuitable for investors that are not prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can be sold within any specific timeframe, or at all."

2.   We note that you are currently attempting to generate interest by sending unsolicited emails to potential investors. Your email correspondence appears to tout bank research which states there is no correlation between art appreciation and the performance of the S&P 500 and that investments in art yield higher yearly returns the S&P 500 and gold. The email correspondence also appears to contain a link your "art investment deck." Please provide your analysis as to how these communications comply with Regulation A, including Rule 255. In this regard, we note that "testing the waters" materials may be used before the qualification of the offering statement, provided that all *solicitation* materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Daniel Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services